RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-163632

The information in this preliminary terms supplement is not complete and may be changed

Preliminary Terms Supplement
Subject to Completion:
Dated September 14, 2010

Pricing Supplement Dated September __, 2010 to the
Product Prospectus Supplement ERN-EI-1 Dated January 11, 2010,
Prospectus Dated January 11, 2010, and
Prospectus Supplement Dated January 11, 2010
$ __________ Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Notes (the “Notes”) linked to the performance of an equally weighted global index basket comprised of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (the “Basket”).

The CUSIP number for the Notes is 78008KKZ5. The Notes provide a one-for-one positive return if the Percentage Change of the Basket is positive, subject to the Maximum Redemption Amount of [156%-160%] of the principal amount of the Notes (to be determined on the Pricing Date). The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the level of the Basket of more than 20% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: September 30, 2010

Maturity Date: September 30, 2015

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 11, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $35 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $5 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of approximately $20 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $75 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:
The Notes are linked to the level of an equally weighted global index basket (the “Basket”) of three equity indices (each, a “Reference Index,” collectively, the “Reference Indices”). The three global equity indices and their respective Component Weights are indicated in the table below.

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	September 28, 2010

Issue Date:	September 30, 2010

CUSIP:	78008KKZ5

Valuation Date:	September 28, 2015

Payment at Maturity (if held to maturity):	If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1. Principal Amount + (Principal Amount x Percentage Change); and 2. Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -20%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -20.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:
The Percentage Change will equal an amount, expressed as a percentage and rounded to two decimal places, equal to the sum of the Weighted Component Changes for the Reference Indices. The Weighted Component Change for each Reference Index will be determined as follows:

Component Weight x

Initial Level:	The closing level of a Reference Index on the Pricing Date.

Final Level:	The closing level of a Reference Index on the Valuation Date.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

The Basket:	Reference Index	Bloomberg Ticker	Component Weight
	S&P 500® Index	SPX	33 1/3%

	Dow Jones EURO STOXX 50® Index	SX5E	33 1/3%

	Nikkei 225 Index	NKY	33 1/3%

Maximum Redemption Amount:	[156% - 160%] multiplied by the principal amount (to be determined on the Pricing Date)

Buffer Percentage:	20%

Buffer Level:	80% of the Initial Level, rounded to two decimal places

Maturity Date:	September 30, 2015, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Five (5) years

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the closing level of one or more Reference Indices of more than 20% from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets Corporation

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2010, as modified by this terms supplement.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 11, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement ERN-EI-1 dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000079/c18103424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Basket used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Level of any Reference Index. All examples are based upon the Buffer Percentage of 20% (the Buffer Level is 80% of the Initial Level) and the Maximum Redemption Amount of 158% of the principal amount (the midpoint of the Maximum Redemption Amount range of 156% to 160%), and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event has occurred on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + (1,000 x 5%)= $1,000 + $50 = $1,050

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	80%

	Payment at Maturity:	$1,000 + (1,000 x 80%)= $1,000 + $800 = $1,800 however, the Maximum Redemption Amount is $1,580

	On a $1,000 investment, an 80% Percentage Change results in a Payment at Maturity of $1,580, a 58% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-30%

	Payment at Maturity:	$1,000 + [$1,000 x (-30% + 20%)] = $1,000 - $100 = $900

	On a $1,000 investment, a -30% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

INFORMATION REGARDING THE REFERENCE INDICES

All disclosures contained in this terms supplement regarding the Reference Indices, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of Standard & Poor’s Financial Services (“S&P”), STOXX Limited (“STOXX”), and Nikkei Inc. (“Nikkei” and together, the “Index Publishers”). The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Reference Indices. The consequences of the Index Publishers discontinuing publication of the Reference Indices are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes— Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBC Capital Markets Corporation accepts any responsibility for the calculation, maintenance or publication of the Reference Index or any successor index.

The S&P 500® Index

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The Notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the Notes.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 31, 2010, 404 companies included in the S&P 500® Index traded on the New York Stock Exchange, and 96 companies included in the S&P 500® Index traded on The NASDAQ Stock Market. On August 31, 2010, the average market capitalization of the companies included in the S&P 500® Index was $19.02 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $302.43 billion, and the smallest component of the S&P 500® Index had a market capitalization of $0.84 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of August 31, 2010 indicated in parentheses: Consumer Discretionary (10.25%); Consumer Staples (11.77%); Energy (10.86%); Financials (15.90%); Health Care (11.66%); Industrials (10.54%); Information Technology (18.26%); Materials (3.61%); Telecommunication Services (3.25%); and Utilities (3.90%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

·	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

·	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

·
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted S&P 500® Index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

S&P and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the S&P 500® Index, in connection with securities, including the Notes. The S&P 500® Index is owned and published by S&P.

The license agreement between S&P and Royal Bank provides that the following language must be set forth in this terms supplement:

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P Index to track general stock market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the S&P Index which is determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the S&P Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDEX OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500®" and "500®" are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Royal Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

Historical Information of the S&P 500® Index

The graph below sets forth the information relating to the historical performance of the S&P 500® Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the S&P 500® Index. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, the first two quarters of 2010, as well as for the period from July 1, 2010 through September 10, 2010.

We obtained the information regarding the historical performance of the S&P 500® Index in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the S&P 500® Index should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the S&P 500® Index. We cannot give you assurance that the performance of the S&P 500® Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the S&P 500® Index	Low Intra-Day Level of the S&P 500® Index	Period-End Closing Level of the S&P 500® Index

1/1/2007	3/30/2007	1,461.57	1,363.98	1,420.86
3/31/2007	6/29/2007	1,540.56	1,416.37	1,503.35
6/30/2007	9/28/2007	1,555.90	1,370.60	1,526.75
9/29/2007	12/31/2007	1,576.09	1,406.10	1,468.36

1/1/2008	3/31/2008	1,471.77	1,256.98	1,322.70
4/1/2008	6/30/2008	1,440.24	1,272.00	1,280.00
7/1/2008	9/30/2008	1,313.15	1,106.42	1,166.36
10/1/2008	12/31/2008	1,167.03	741.02	903.25

1/1/2009	3/31/2009	943.85	666.79	797.87
4/1/2009	6/30/2009	956.23	783.32	919.32
7/1/2009	9/30/2009	1,080.15	869.32	1,057.08
10/1/2009	12/31/2009	1,130.38	1,019.95	1,115.10

1/1/2010	3/31/2010	1,180.69	1,044.50	1,169.43
4/1/2010	6/30/2010	1,219.80	1,028.33	1,030.71
7/1/2010	9/10/2010	1,129.24	1,010.91	1,109.55

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index is proprietary and copyrighted material.  The Dow Jones EURO STOXX 50® Index and the related trademarks have been licensed for certain purposes by us.  Neither STOXX nor Dow Jones & Company, Inc. (“Dow Jones”) sponsors, endorses, or promotes the Notes based on the Dow Jones EURO STOXX 50® Index.

The Dow Jones EURO STOXX 50® Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones, and SIX Swiss Exchange AG.  Publication of the Dow Jones EURO STOXX 50® Index began in February 1998, based on an initial Dow Jones EURO STOXX 50® Index level of 1,000 at December 31, 1991.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Total Market Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all of the market sectors defined by the Dow Jones Global Classification Standard.  Set forth below are the country weightings and market sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index as of August 31, 2010.

Country Weightings		Industrial Sector Weightings
France	35.5%	Banks	19.8%

Germany	27.4%	Utilities	9.9%

Spain	14.9%	Telecommunications	9.8%

Italy	10.2%	Oil & Gas	9.3%

Netherlands	6.1%	Insurance	8.9%

Belgium	2.1%	Chemicals	7.0%

Finland	1.7%	Industrial Goods & Services	6.3%

Luxembourg	1.5%	Food & Beverage	6.2%

Ireland	0.6%	Personal & Household Goods	4.4%

		Technology	3.9%

		Health Care	3.4%

		Construction & Materials	2.7%

		Automobiles & Parts	2.4%

		Media	1.6%

		Basic Resources	1.5%

		Retail	1.5%

		Real Estate	0.9%

		Financial Services	0.7%

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

Dow Jones EURO STOXX 50® Index =	free float market capitalization of the Dow Jones EURO STOXX 50® Index at the time divisor of the Dow Jones EURO STOXX 50® Index at the time

The “free float market capitalization of the Dow Jones EURO STOXX 50® Index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the Dow Jones EURO STOXX 50® Index is being calculated.

The divisor of the Dow Jones EURO STOXX 50® Index is adjusted to maintain the continuity of the Dow Jones EURO STOXX 50® Index’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

STOXX does not guarantee the accuracy or the completeness of the Dow Jones EURO STOXX 50® Index or any data included in the Dow Jones EURO STOXX 50® Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Dow Jones EURO STOXX 50® Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Dow Jones EURO STOXX 50® Index or the manner in which the Dow Jones EURO STOXX 50® Index is applied in determining the amount payable on the notes at maturity or early redemption.

Since its inception, the Dow Jones EURO STOXX 50® Index has experienced significant fluctuations.  Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50® Index during any period shown below is not an indication that the level of the Dow Jones EURO STOXX 50® Index is more or less likely to increase or decrease at any time during the term of the Notes.  The historical Dow Jones EURO STOXX 50® Index levels do not give an indication of future performance of the Dow Jones EURO STOXX 50® Index.

License Agreement

Royal Bank has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the Dow Jones EURO STOXX 50® Index in connection with the issuance of certain securities, including the Notes.

STOXX and Dow Jones have no relationship to Royal Bank of Canada, other than the licensing of the Dow Jones EURO STOXX 50® Index and its service marks for use in connection with the Notes.

STOXX and Dow Jones do not:

o	sponsor, endorse, sell or promote the Notes.

o	recommend that any person invest in the Notes or any other financial products.

o	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

o	have any responsibility or liability for the administration, management or marketing of the Notes.

o	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50® Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.  Specifically, STOXX and Dow Jones do not make any warranty, express or implied, and STOXX and Dow Jones disclaim any warranty about:

o	the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50® Index and the data included in the DJ Euro STOXX 50;

o	the accuracy or completeness of the Dow Jones EURO STOXX 50® Index or its data;

o	the merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50® Index or its data;

o	any errors, omissions or interruptions in the Dow Jones EURO STOXX 50® Index or its data; and

o	any lost profits or indirect, punitive, special or consequential damages or losses, even if the DJ Euro STOXX 50 Sponsor knows that they might occur.

The licensing relating to the use of the Dow Jones EURO STOXX 50® Index and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

Historical Information of the Dow Jones EURO STOXX 50® Index

The graph below sets forth the information relating to the historical performance of the Dow Jones EURO STOXX 50® Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Dow Jones EURO STOXX 50® Index. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, the first two quarters of 2010, as well as for the period from July 1, 2010 through September 10, 2010.

We obtained the information regarding the historical performance of the Dow Jones EURO STOXX 50® Index in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Dow Jones EURO STOXX 50® Index. We cannot give you assurance that the performance of the Dow Jones EURO STOXX 50® Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the Dow Jones EURO STOXX 50® Index	Low Intra-Day Level of the Dow Jones EURO STOXX 50® Index	Period-End Closing Level of the Dow Jones EURO STOXX 50® Index

1/1/2007	3/30/2007	4,278.22	3,906.15	4,181.03
3/31/2007	6/29/2007	4,572.82	4,163.77	4,489.77
6/30/2007	9/28/2007	4,564.03	4,028.72	4,381.71
9/29/2007	12/31/2007	4,502.80	4,176.30	4,399.72

1/1/2008	3/31/2008	4,411.59	3,417.25	3,628.06
4/1/2008	6/30/2008	3,900.30	3,298.05	3,352.81
7/1/2008	9/30/2008	3,456.81	2,924.13	3,038.20
10/1/2008	12/31/2008	3,130.25	2,128.29	2,447.62

1/1/2009	3/31/2009	2,608.15	1,765.49	2,071.13
4/1/2009	6/30/2009	2,549.32	2,021.53	2,401.69
7/1/2009	9/30/2009	2,915.71	2,258.60	2,872.63
10/1/2009	12/31/2009	3,001.56	2,693.80	2,964.96

1/1/2010	3/31/2010	3,044.37	2,617.77	2,931.16
4/1/2010	6/30/2010	3,027.14	2,448.10	2,573.32
7/1/2010	9/10/2010	2,849.45	2,502.50	2,780.40

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

Nikkei 225 Index

Nikkei 225 Index is a trade or service mark of Nikkei (formerly known as Nihon Keizai Shimbun, Inc.) and is licensed for use by us.  The Notes have not been passed on by Nikkei as to their legality or suitability.  The Notes are not issued, endorsed, sold or promoted by Nikkei.  NIKKEI MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

The Nikkei 225 Index is a stock index calculated, published, and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks.  The Nikkei 225 Index is currently based on 225 stocks (each, a “Nikkei Index Stock”) trading on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry.  All 225 of the Nikkei Index Stocks that are components of the Nikkei 225 Index are stocks listed in the First Section of the TSE.  Nikkei Index Stocks listed in the First Section are among the most actively traded stocks on the TSE.  Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange, and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index.  Each Nikkei Index Stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer.  Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Nikkei Index Stock by the corresponding weighting factor for that Nikkei Index Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor.  The divisor, initially set on May 16, 1949 at 225, was set at 24.696 on April 2, 2010, and is subject to periodic adjustments as set forth below.  Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Index Stock, so that the share price of each Nikkei Index Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50.  Each Weight Factor represents the number of shares of the related Nikkei Index Stock which are included in one trading unit of the Nikkei 225 Index.  The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei Index Stocks, currently the TSE.  The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Index Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index may be adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index.  The divisor remains at the new value until a further adjustment is necessary as the result of another change.  In the event of a change affecting any Nikkei Index Stock, the divisor will be adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Stocks may be deleted from or added to the Nikkei 225 Index by Nikkei.  However, to maintain continuity in the Nikkei 225 Index, the general policy of Nikkei is not to alter the composition of the Nikkei Index Stocks except when a Nikkei Index Stock is deleted in accordance with certain criteria.  Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Index Stocks:  bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE.  Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Nikkei Index Stock.  In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei Index Stocks.  As a result, an existing Nikkei Index Stock with low trading volume and not representative of a market will be deleted.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index.  The Notes are not sponsored, endorsed, sold, or promoted by Nikkei.  No inference should be drawn from the information contained in this terms supplement that Nikkei makes any representation or warranty, implied or express, to us, any holder of the Notes, or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Index to track general stock market performance of Japan.  Nikkei has no obligation to take our needs or the needs of any holder of the Notes into consideration in determining, composing, or calculating the Nikkei 225 Index.  Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued, or in the determination or calculation of the equation by which the Notes are to be settled in cash.  Nikkei has no obligation or liability in connection with the administration or marketing of the Notes.

Neither we nor any of our affiliates, including the calculation agent, accept any responsibility for the calculation, maintenance, or publication of the Nikkei 225 Index.  Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining the value of the Basket or the amount payable on the Notes at maturity.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization.  Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day.  Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the U.S. by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances.  In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling.  These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day.  In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock.  Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock.  As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual Nikkei Index Stocks, and these limitations, in turn, may adversely affect the market value of the Notes.

Since its inception, the Nikkei 225 Index has experienced significant fluctuations.  Any historical upward or downward trend in the level of the Nikkei 225 Index during any period shown below is not an indication that the level of the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the Notes.  The historical Nikkei 225 Index levels do not give an indication of future performance of the Nikkei 225 Index.

License Agreement

Royal Bank has entered into a non-exclusive license agreement with Nikkei, which will allow us and our affiliates, in exchange for a fee, to use the Nikkei 225 Index in connection with that offering.  We are not affiliated with Nikkei; the only relationship between Nikkei and us will be the licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index.  The Notes are not sponsored, endorsed, sold or promoted by Nikkei.  No inference should be drawn from the information contained in this terms supplement that Nikkei makes any representation or warranty, implied or express, to us, any holder of the Notes or any member of the public regarding the advisability of investing in securities generally, or in the Notes in particular, or the ability of the Nikkei 225 Index to track general stock market performance.

Nikkei determines, composes and calculates the Nikkei 225 Index without regard to the Notes.  Nikkei has no obligation to take into account your interest, or that of anyone else having an interest, in the Notes in determining, composing or calculating the Nikkei 225 Index.  Nikkei is not responsible for, and has not participated in the determination of, the terms, prices or amount of the Notes and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the Notes payable at maturity.  Nikkei has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any level of the Nikkei 225 Index or any amount payable on the Notes.

NIKKEI DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225 INDEX OR ANY DATA INCLUDED IN THE NIKKEI 225 INDEX.  NIKKEI ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS.

“Nikkei®” is a trademark of Nikkei.  The Notes are not sponsored, endorsed, sold or promoted by Nikkei, and Nikkei makes no representation regarding the advisability of investing in the Notes.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

Historical Information of the Nikkei 225 Index

The graph below sets forth the information relating to the historical performance of the Nikkei 225 Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Nikkei 225 Index. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, the first two quarters of 2010, as well as for the period from July 1, 2010 through September 10, 2010.

We obtained the information regarding the historical performance of the Nikkei 225 Index in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Nikkei 225 Index should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Nikkei 225 Index. We cannot give you assurance that the performance of the Nikkei 225 Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the Nikkei 225 Index	Low Intra-Day Level of the Nikkei 225 Index	Period-End Closing Level of the Nikkei 225 Index

1/1/2007	3/30/2007	18,300.39	16,532.91	17,287.65
3/31/2007	6/29/2007	18,297.00	16,999.05	18,138.36
6/30/2007	9/28/2007	18,295.27	15,262.10	16,785.69
9/29/2007	12/31/2007	17,488.97	14,751.27	15,307.78

1/1/2008	3/31/2008	15,156.66	11,691.00	12,525.54
4/1/2008	6/30/2008	14,601.27	12,521.84	13,481.38
7/1/2008	9/30/2008	13,603.31	11,160.83	11,259.86
10/1/2008	12/31/2008	11,456.64	6,994.90	8,859.56

1/1/2009	3/31/2009	9,325.35	7,021.28	8,109.53
4/1/2009	6/30/2009	10,170.82	8,084.62	9,958.44
7/1/2009	9/30/2009	10,767.00	9,050.33	10,133.23
10/1/2009	12/31/2009	10,707.51	9,076.41	10,546.44

1/1/2010	3/31/2010	11,147.62	9,867.39	11,089.94
4/1/2010	6/30/2010	11,408.17	9,347.07	9,382.64
7/1/2010	9/10/2010	9,807.36	8,807.41	9,239.17

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to a Global Index Basket, Due September 30, 2015

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about September 30, 2010, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets Corporation